Exhibit 5

This non-binding term sheet (“Term Sheet”) dated as of March     , 2009 summarizes the basic terms and conditions on which Gores Radio Holdings, LLC (together with certain related entities, “Gores”), an entity managed by The Gores Group, LLC, proposes to make an equity investment in Westwood One, Inc. (the “Company”), subject to the contingencies described below and on the Exhibits hereto.

CLOSING OF DEBT RESTRUCTURING1

New Junior Capital at Close

At closing of the debt restructuring (which will occur concurrently with the later of (i) the expiration of the Rule 14f-1 period and (ii) the expiration of the HSR waiting period or early termination thereof but in no event prior to the execution of definitive documentation) (the “Closing”), Gores will invest $25 million in shares of a new convertible preferred stock (the “New Convertible Preferred Stock”) that:

•        rank pari passu with the existing Series A Preferred Stock;

•        are initially convertible into the number of shares of common stock of the Company indicated in the capitalization table attached as Annex A hereto (subject to availability of sufficient authorized but unissued shares);[2]

•        have a $25 million initial Liquidation Preference;

•        are entitled to PIK dividends at 8% per annum; and

•        participate with the common stock on an as converted basis (a) subject to the limitations set forth below, with respect to voting and (b) after giving effect to all other amounts to which it is entitled, in all dividends and distributions, and upon liquidation.

[1]

The Agreement relating to the equity transactions will be signed concurrently with the signing of the debt restructuring documents. The equity and debt transactions will close together 10 days after signing of the Agreement, to permit the Board change to occur concurrently with the investment.

[2]

Note that until the stockholder vote approving the increased authorized shares, a portion of such preferred will not be convertible given limitation on authorized shares (and as a result Gores, the lenders and the noteholders would share pro rata the maximum allowable shares of common stock in the event of a conversion prior to a successful stockholder vote). Shares of New Convertible Preferred Stock issued to the lenders and the noteholders in connection with the debt restructuring will have a different conversion ratio than those issued to Gores in order to achieve the equity capitalization set forth on Annex A. In addition, PIK amounts added to new Convertible Preferred will not increase the number of shares of common stock issued upon conversion so long as stockholder approval is obtained within 6 months from the Closing.

Confidential

Board Composition at Closing	Following Gores’ acquisition of a majority of the Company’s voting power via purchase of the New Convertible Preferred Stock, and upon the later of (i) the expiration of the Rule 14f-1 period and (ii) the expiration of the HSR waiting period or early termination thereof but in no event prior to the execution of definitive documentation (i.e., at Closing), the Company’s Board of Directors will be reconstituted and Gores will take control of the Board of Directors.[3]

No Shop/Market Check

•        No shop as set forth in Exhibit 1 hereto.

•        Subject to the first bullet point, for a period of 35 days following the signing of the Agreement (the “Market Check Period”), the Company may, subject to the terms and conditions of Exhibit 1, enter into a definitive agreement relating to a Superior Alternative Proposal (as defined in Exhibit 1).[4]

•        If Gores does not make an offer that matches or exceeds such Superior Alternative Proposal and the Board approves the transactions contemplated by the Superior Alternative Proposal, Gores may vote its existing voting securities in its sole discretion in accordance with the requirements of the existing standstill provision.

•        The existing standstill provision will automatically terminate on the last day of the Market Check Period unless the Company has entered into, and not terminated, a definitive agreement in connection with a Superior Alternative Proposal.

Existing Preferred and Common	All of Gores existing Preferred Stock, Common Stock and Warrants will remain as is. Upon the payment in full of the Superior Alternative Proposal Payment in accordance with the terms and conditions of Exhibit 1, all of Gores’ existing Preferred Stock (old and new), Common Stock and Warrants will be cancelled.

NFL Credit Support	At the Closing, Gores will agree to provide, if necessary, up to $10 million in credit support, recourse to the Company on a junior basis for the NFL contract.

[3]

Gores to identify certain directors who will resign or retire on or before the closing date; provided, that, immediately following the Closing the Board will contain at least 3 directors not designated by Gores.

[4]

Note: The Market Check Period will terminate approximately 25 days after the Closing (assuming HSR approval has been received). For purposes of clarification, the Schedule 14f-1 will not be filed prior to the execution of definitive documentation.

Wells Fargo Credit Support	At the Closing, Gores will agree to provide, if necessary, up to a $35 million guarantee of a new revolving loan and term loan to the Company from Wells Fargo Foothill (the “Guarantee”).

SEC Documents to be delivered concurrently with Closing	The Company will deliver prior to the Closing a preliminary proxy relating to the Charter Vote (defined below) that is in a form that is ready to be filed with the SEC.

Fairness Opinion	Prior to the signing of definitive documentation, the Company’s financial advisor or a nationally recognized investment banking firm shall deliver to the Company’s Board of Directors, a fairness opinion.

STOCKHOLDER VOTE AND EQUITY RESTRUCTURING

Increase Authorized Shares	The Company will agree to use its reasonable best efforts to obtain a stockholder vote to increase the number of authorized shares so a sufficient number of common shares are authorized to permit complete conversion of all outstanding convertible securities (the “Charter Vote”).[5]

Reverse Stock Split	The stockholder vote will call for a reverse stock split as determined by Gores and the Company.

Equity Restructuring

Upon successful completion of the stockholder vote and reverse stock split, Gores and each other holder shall convert all of its then existing New Convertible Preferred Stock and Preferred Stock.

This will result in the equity capitalization of the Company as described in the capitalization table set forth in Annex A.

COMMON STOCK OFFERING

Common Stock Offering	The Company shall explore a potential equity offering of, or rights offering with respect to, the Company’s common stock to be consummated after the Closing, in which the first $15 million in gross proceeds would go to the Company in respect of a primary offering.

[5]	Gores will be entitled to vote its voting stock (including the newly issued preferred) in favor of the proposal.

This Term Sheet (including the Exhibits hereto) is intended to outline certain basic terms of the transactions contemplated hereby based upon information provided to Gores to date.

This Term Sheet is for discussion purposes only and is not an offer to enter into a contract. Nothing in this Term Sheet shall constitute an agreement by Gores and Gores shall not have any duties, liabilities or obligations hereunder whatsoever. In addition, any transaction or agreement will be subject to written definitive documentation satisfactory to each of the Company and Gores.

WESTWOOD ONE, INC.

By:
Name:
Title:

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC, Its Manager

Name:
Title:

EXHIBIT 1

No Shop Rider

Defined Terms

“Agreement” means the definitive agreement executed by Gores and the Company providing for the purchase by Gores of the Company’s new convertible preferred stock.

“Alternative Proposal” means any bona fide, written, unsolicited offer from a Person (the “Offeror”) to acquire solely for cash, whether by merger, consolidation or other business combination, (i) 100% of all classes of equity securities of the Company, or (ii) 100% of the assets of the Company, other than the transactions contemplated by this Agreement, together with reasonable evidence that the Person making such offer has or can obtain pursuant to legally binding obligations sufficient capital to consummate such transaction.

“Chanin Fee Letter” means the letter agreement, dated January 15, 2009, between Gores Radio Holdings, LLC and the Company in connection with the reimbursement of the fees and expenses incurred by Chanin Capital Partners LLC.

“Confidentiality Agreement” means the letter agreement, dated October 1, 2007, between The Gores Group, LLC and the Company.

“Fee Letters” means the Chanin Fee Letter and the Gores Fee Letter, collectively.

“Gores Director” means any member of the Board designated to the Board by Gores.

“Gores Fee Letter” means the letter agreement, dated January 28, 2009, between Gores Radio Holdings, LLC and the Company in connection with the reimbursement of the fees and expenses incurred by Gores.

“Non-Gores Board” means the Board comprised only of Non-Gores Directors.

“Non-Gores Director” means any member of the Board not designated to the Board by Gores.

“Restricted Period” means from and after the date of the Agreement until the date that is 35 days after such date.

“Superior Alternative Proposal” means any Alternative Proposal that provides for (i) full payment in cash of the Superior Alternative Proposal Payment (as defined in Exhibit 2 hereto) concurrently with the termination of the Agreement, regardless of whether the Superior Alternative Proposal is consummated, and (ii) the Non-Gores Board determines is more favorable to the Company’s common stockholders than the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such Alternative Proposal and this Agreement (including any proposal by Gores to amend the terms of the transactions contemplated by this Agreement), as well as the anticipated timing, conditions and prospects for completion of such Alternative Proposal.

No-Shop Provision

Exclusivity.

(a) The Company will not, and will cause its Affiliates and the directors, officers, employees, agents and representatives of each of them not to, directly or indirectly, solicit, initiate, respond to, encourage, or provide any information or negotiate with respect to, any inquiry, proposal or offer from any other party or enter into any contract, agreement or arrangement relating to any equity or equity linked transaction (other than pursuant to bona fide employment benefit plans), or any sale of all or any material part of the Company’s or any Subsidiary’s business or assets, including through any asset sale, exclusive license, merger, reorganization or other form of business combination, or any other transaction that would otherwise be inconsistent in any material respect with the transactions contemplated by this Agreement. The Company will promptly (and in any event within two (2) business days) notify Gores in writing describing the initial and all other material contacts (including copies of all written material, and reasonably detailed summary of all material oral contacts) between the Company or a Subsidiary of the Company or any of their respective directors, officers, employees, agents or representatives and any other Person regarding any such inquiry, proposal or offer received on or after the date hereof.

(b) Notwithstanding the foregoing clause (a), if, during the Restricted Period, the Company receives a Alternative Proposal and the Non-Gores Board reasonably concludes in good faith, after consultation with the Company’s outside legal counsel and a financial advisor of national recognized reputation, that (i) the failure to consider and negotiate such Alternative Proposal would be inconsistent with fiduciary duties to its stockholders under applicable Law, and (ii) such Alternative Proposal, if consummated is likely to result in a Superior Alternative Proposal, the Non-Gores Board after giving Gores prior written notice of the identity of the third party making such Alternative Proposal, the material terms and conditions of such Alternative Proposal, and the Company’s intention to furnish information to, or participate in discussions or negotiations with, the person making such proposal, may, and may authorize and permit the Company’s officers, directors, employees, financial advisors, representatives, or agents to, (a) provide the Offeror with nonpublic information, (b) participate in discussions and negotiations with the Offeror relating to such Alternative Proposal and (c) enter into or execute any confidentiality agreements relating thereto; provided, that (1) the Company provides Gores with a copy of all such information that has not been previously provided to Gores simultaneously with the delivery to the Offeror and (2) the Company enters into a confidentiality agreement with the Offeror on terms no less favorable to the Company than those contained in the Confidentiality Agreement. For purposes of clarification, only the Non-Gores Board (and not the full Board) shall be involved in the evaluation and negotiation of any Superior Alternative Proposal. If any Superior Alternative Proposal involves a merger of the Company, such Superior Alternative Proposal shall be recommended by the Non-Gores Board to the full Board. The full Board will only reject the recommendation of the Non-Gores Board if the full Board reasonably concludes in good faith, after consultation with the Company’s outside legal counsel and a financial advisor of national recognized reputation, that the failure to adopt the recommendation of the Non-Gores Board would be consistent with fiduciary duties to its stockholders under applicable Law.

(c) Prior to the Board voting upon a Superior Alternative Proposal or the termination of this Agreement, the Company shall provide to Gores a written notice (i) that the Non-Gores Board is prepared to recommend the Superior Alternative Proposal and to recommend the termination of this Agreement, (ii) specifying in reasonable detail the consideration and other material terms and conditions of such Superior Alternative Proposal and including a copy of all material written materials provided to or by the Company in connection with such Superior Alternative Proposal, (iii) stating such Alternative Proposal meets the requirements of Section [—](b) and (iv) identifying the Offeror. The Company shall cooperate and negotiate in good faith with Gores during the five (5) business day period following such notice (it being understood that any amendment to the financial terms or any other material term of such Alternative Proposal shall require a new notice and a new five (5) business day period) to make an offer to invest in or acquire the Company. If Gores does not make a bona fide written offer (together with reasonable evidence that Gores have or can obtain pursuant to legally binding obligations sufficient funds to consummate such offer) that the Non-Gores Board determines in its reasonable good faith judgment (after consultation with the Company’s outside legal counsel and a financial advisor of nationally recognized reputation) to be at least as favorable to the holders of common stock (other than Gores and their respective Affiliates), from a financial point of view, as such Superior Alternative Proposal, and the Company has complied with Section [—](a) and (b) above, the Board may accept the Superior Alternative Proposal; provided, that, concurrently with such acceptance of the Superior Alternative Proposal, the Company pays the Superior Alternative Proposal Payment and causes the immediate termination of (A) the Guarantee and (B) the Gores NFL credit support.

(d) Without limitation, for the purposes of the foregoing, any communications that discuss the consideration or any other material term or condition of an Alternative Proposal shall be deemed to be material.

EXHIBIT 2

Superior Alternative Proposal Payment

“Superior Alternative Proposal Payment” shall mean the aggregate of the following amounts payable to Gores, offset by the amounts paid by the Company in connection with the reimbursement of Gores’ actual out-of-pocket fees and expenses pursuant to the Fee Letters:

•	(i) $90 million representing the $75 million liquidation preference of Gores’ existing Preferred Stock and a make whole premium of $15 million plus (ii) all accrued and unpaid dividends thereon; plus

•	consistent with any compensation received by the holders of common stock of the Company, any compensation for Gores’ ownership of common stock of the Company; plus

•	(i) $25 million representing the liquidation preference of Gores’ new Preferred Stock plus (ii) all accrued and unpaid dividends thereon; plus

•	$3 million representing a fee for providing the Guarantee and the NFL credit support; plus

•	reimbursement of all Gores’ payments to the NFL pursuant to the NFL credit support; plus

•	reimbursement of all Gores’ payments pursuant to the Guarantee; plus

•	reimbursement of all Gores’ actual out-of-pocket fees and expenses pursuant to the Fee Letters.

ANNEX A

PRO FORMA CAPITALIZATION

(Assumed Closing Date 4/3/09)

(Share Count in thousands)	Convertible Common Shares	Fully Diluted Common Shares	Fully Diluted Ownership
Existing Common Stock (1)	NA	101,600	2.5%
Gores Convertible Preferred Stock (Series A, B1) (2) (3)	2,946,400	2,946,400	72.5%
Convertible Preferred Series B2 Stock (2) (3)	1,016,000	1,016,000	25.0%

Total Fully Diluted Share Count (4)		4,064,000	100.0%

(1)	Assumes existing common stock count at closing date is same as last publicly reported amount.
(2)	Conversion rate to be determined.
(3)	Actual conversion subject to availability of sufficient authorized but unissued shares.
(4)	Excludes existing options and warrants.